UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 23, 2009	By	/s/ Luo Zhuping
	Name:	Luo Zhuping
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
COMPLETION OF ISSUANCE OF NEW A SHARES

Reference is made to (i) the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 10 July 2009 in relation to, inter alia, the specific mandates for issuances of new A Shares and new H Shares of the Company (the “Announcement”); (ii) the announcement of the Company dated 2 December 2009 in relation to obtaining of the approval of the CSRC for issuance of new A Shares; and (iii) the announcement of the Company dated 10 December 2009 in relation to completion of issuance of new H Shares. Terms used herein shall have the same meanings as ascribed to them in the Announcement.

The Company is pleased to announce that the issuance of new A Shares is completed. Details of the issuance is as follows:

1.         Number of shares issued and issuance price

Type of shares: RMB ordinary shares (A Shares)
Number of shares issued: 1,350,000,000 shares
Issuance price: RMB4.75 per share
Total proceeds: RMB6,412,500,000

2.         Number of shares issued to the subscribers under the A Share Specific Mandate (the “Subscribers”)

No.	Subscribers	Number of shares

1.	CEA Holding	490,000,000
2.	中國航空油料集團公司	421,052,632
	(China National Aviation Fuel Holding Co.)
3.	航天投資控股有限公司	210,526,315
	(Aerospace Capital Holding Co. Ltd.)
4.	航天科技財務有限責任公司	94,736,846
	(Aerospace Science & Technology Finance Co. Ltd.)
5.	中外運空運發展股份有限公司	83,157,894
	(Sinotrans Air Transportation Development Co. Ltd.)
6.	柯希平 (Ke Xiping)	10,526,315
7.	泰達 ( 北京 ) 投資有限公司	10,526,315
	(Teda Beijing Investment Company Limited)
8.	東莞市財信發展有限公司	10,526,315
	(Dongguan Caixin Development Co. Ltd.)
9.	中澤嘉盟投資有限公司	10,526,315
	(Zhongze Jiameng Investment Co. Ltd.)
10.	陳郁鳳 (Chen Yufeng)	8,421,053

Total		1,350,000,000

Except for CEA Holding, the Subscribers are independent of the Company within the meaning of the Listing Rules.

3.         Listing of the new A Shares

All of the new A shares issued to CEA Holdings are subject to a lock-up period for 36 months and all the new A Shares issued to the other Subscribers are subject to a lock-up period for 12 months, before they can be traded on the Shanghai Stock Exchange.

4.	Shareholding structure prior to, and immediately after completion of the issuance of the new A Shares

The shareholding structure of the Company prior to, and immediately after completion of the issuance of the new A Shares is as follows:

Shareholders	Prior to completion of the issuance of the new A Shares Number of shares	Immediately after completion of the issuance of the new A Shares Number of shares

CEA Holding	4,341,375,000	4,831,375,000
CES Global	1,927,375,000	1,927,375,000
Public	1,962,950,000	2,822,950,000
– A Shares	396,000,000	1,256,000,000
– H Shares	1,566,950,000	1,566,950,000
Total	8,231,700,000	9,581,700,000

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong Li Jun Ma Xulun Luo Chaogeng Luo Zhuping Hu Honggao Wu Baiwang Zhou Ruijin Xie Rong Sandy Ke-Yaw Liu
(Chairman)
(Vice Chairman)
(Director, President)
(Director)
(Director, Company Secretary)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)

Shanghai, the PRC
23 December 2009